Exhibit 16.1

September 5, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated September 1, 2006, of GMH Communities Trust and are in agreement with the statements contained in the second, third, and fourth paragraphs under the caption, Resignation of Independent Auditors, therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph under the caption, Resignation of Independent Auditors, therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.

/s/ Ernst & Young LLP